51-102F3
MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

Kelso Technologies Inc. (the “Company”)
7773 – 118A Street
North Delta, BC, V4C 6V1

Item 2  Date of Material Change

January 2, 2015

Item 3  News Release

The news release was issued on January 7, 2015 by Marketwired.

Item 4  Summary of Material Change

The Company reported that it is making several changes to its organizational structure to address the challenges of future business development.

Effective January 2, 2015 Mr. Anthony (Tony) J. Andrukaitis became the Executive Vice President of Business Development for the Company and will take an active management role in pursuing growth of business opportunities including mergers and acquisitions.  He joined the Board of Directors (BOD) of the Company as an independent director on August 24, 2011 and going forward will continue to serve the Company as a non-independent director.

Mr. Andrukaitis is an accomplished business executive with over 25 years of senior management experience in the railroad sector.  He is the past Chief Operations Officer of Trinity Rail and past President of Trinity Tank Car Inc. both subsidiaries of Trinity Industries of Dallas, Texas.  He is also the past President and CEO of GATX Terminals Corporation of Chicago, IL.  He is a CPA and holds a Bachelor of Science degree in accounting from the University of Illinois and an MBA from DePaul University.

To better meet the policies and guidelines of the Toronto Stock Exchange and NYSE Markets Exchange the Company has now expanded its BOD from five (5) directors to six (6) directors and intends to expand to seven (7) directors at its Annual General Meeting in 2015.  In accordance with its Articles of Incorporation, the Company’s BOD can appoint one additional director to increase the number of directors to six (6) without shareholder approval.  The expansion of the BOD to seven (7) directors must be approved by the shareholders at the Company’s next Annual General Meeting tentatively scheduled for June 2015.

To meet its current requisite number of independent directors as a result of the recent appointment of Mr. Andrukaitis as an officer, the Company is pleased to announce the appointment of Mr. Phil Dyer as a director of the Company effective January 2, 2015.  Mr. Dyer is an experienced banking professional and is the past President of the Plano, TX based LegacyTexas Bank.  He is also the former mayor of Plano, TX, having served from 2009 to 2013.  He holds a Bachelor’s degree from the University of Texas and an MBA from East Texas State University.  Mr. Dyer will serve as an independent director and a member of the Company’s Audit Committee.

The Company, in consideration for these appointments, has granted an additional 300,000 incentive stock options to Mr. Andrukaitis and 200,000 incentive stock options to Mr. Dyer at an exercise price of US$ 5.90 per common share for a period of five years, and all options vest immediately.

Item 5  Full Description of Material Change

5.1 Full Description of Material Change

A full description of the material change is described in Item 4 above and in the News Release dated January 7, 2015 which has been filed on SEDAR.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7  Omitted Information

None

Item 8  Executive Officer

James R. Bond, CEO and President, 250-764-3618

Item 9  Date of Report

January 7, 2015